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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                             DIA MET MINERALS LTD.

                               (Name of Issuer)

                      Subordinate Voting Shares (Class A)
                         Multi-Voting Shares (Class B)

                        (Title of Class of Securities)

                              25243K208 (Class A)
                              25243K307 (Class B)

                                (CUSIP Number)

                               February 22, 2000

            (Date of Event Which Requires Filing of this Statement)

                               Mitchell Gropper
                        Farris, Vaughan, Wills & Murphy
                        2600 - 700 West Georgia Street
                        Vancouver, B.C. V7Y 1B3  Canada
                                (604) 661-9322

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3)or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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-----------------------
  CUSIP NO. 25243K208
            25243K307
-----------------------

------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON        Marlene Fipke
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)
------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [_]
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 3   SEC USE ONLY
------------------------------------------------------------------------------
 4   SOURCE OF FUNDS

     00
------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Canadian
------------------------------------------------------------------------------

                     7     SOLE VOTING POWER

     NUMBER OF            1,322,747 (Class A)
                          5,543,608 (Class B)
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING             1,322,747 (Class A)
                          5,543,608 (Class B)
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          -0-
------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,322,747 (Class A)
     5,543,608 (Class B)
------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES[ ]
------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.4% (Class A)
     25.6% (Class B)
------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON

     IN
------------------------------------------------------------------------------

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Item 1.   Security and Issuer
          -------------------

          The class of equity securities to which this Schedule 13D relates is the Subordinated Voting Shares (Class A) and Multi-Voting Shares (Class B) (collectively, the "Shares"), of Dia Met Minerals Ltd. (the "Issuer"). The Issuer's principal executive offices are located at 1695 Powick Road,Kelowna, British Columbia, V1X 4L1.

Item 2.   Identity and Background
          -----------------------

          The person filing this statement is Marlene Fipke. Mrs. Fipke is a Canadian citizen. The residence address of Mrs. Fipke is 2150 Abbott Street, Kelowna, British Columbia, Canada. Mrs. Fipke is self-employed and has no business address other than her residence.

          Mrs. Fipke has not during the last five years been (i) convicted in a criminal proceeding, or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree and final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

          Pursuant to the settlement of the divorce proceedings in The Supreme Court of British Columbia between Mrs. Fipke and Charles Fipke, Mrs. Fipke will acquire 1,322,747 Class A Shares and 5,543,608 Class B Shares on completion of the settlement (the "Acquired Shares").

Item 4.   Purpose of Transaction
          ----------------------

          Mrs. Fipke will acquire 1,322,747 Class A Shares and 5,543,608 Class B Shares in settlement of a divorce proceeding in The Supreme Court of British Columbia. She currently is deemed a beneficial owner of such shares within the meaning of Section 13 of the Exchange Act of 1934, as amended. Except as otherwise set forth in this Item 4, Mrs. Fipke has no present intent or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer 's business or corporate structure; (vii) changes in the Issuer's Articles of Association, By-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to those enumerated above.

          In the future, Mrs. Fipke may acquire additional Shares of the Issuer or dispose of Shares of the Issuer subject to a number of factors, including general market and economic conditions and other investment and business opportunities available to her.

          Mrs. Fipke reserves the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above.

Item 5.   Interest in Securities of the Issuer
          ------------------------------------

          Upon completion of the settlement, Mrs. Fipke will own of record and have sole power to vote and dispose of 1,322,747 Class A Shares, which is 15.4% of the outstanding Class A Shares, and 5,543,608 Class B Shares, which is 25.6% of the outstanding Class B Shares. Mrs. Fipke continues to be the beneficial owner of more than five percent of the outstanding shares of the Issuer.

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          Mrs. Fipke has not been a party to any transaction in the Shares in the last 60 days. Mrs. Fipke knows of no other person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Acquired Shares.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer
          ---------------------------

          None.

Item 7.   Materials to be Filed as Exhibits
          ---------------------------------

          None.

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                                  SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.



                                  By  /s/ Marlene Fipke
                                    -------------------
                                      Signature


March 3, 2000